BlackRock Funds IV

100 Bellevue Parkway

Wilmington, DE 19809

November 28, 2018

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	BlackRock Funds IV Form N-1A (File No. 333-224373)

Ladies and Gentlemen:

BlackRock Funds IV, an open-end investment company (the “Registrant”), on behalf of its series BlackRock Global Long/Short Credit Fund (the “Fund”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), hereby requests withdrawal of post-effective amendment No. 903 to the registration statement on Form N-1A (File No. 333-224373) filed by the Registrant on November 28, 2018 (“Post-Effective Amendment 903”). The Registrant is requesting withdrawal of Post-Effective Amendment 903 in order to correct typographical errors in the filing, including an error to the Post-Effective Amendment number. Post-Effective Amendment 903 was inadvertently filed prior to being finalized. No securities were sold in connection with Post-Effective Amendment 903. The Registrant will make a filing of a new Post-Effective Amendment pursuant to Rule 485(b)(1)(i) and 485(b)(1)(v) to correct such typographical errors in the filing. Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this application, please do not hesitate to contact Jesse C. Kean of Sidley Austin LLP at (212) 839-8615.

Thank you for your courtesy and cooperation in this matter.

Sincerely,

BlackRock Funds IV

By:	/s/ Janey Ahn
Name:	Janey Ahn
Title:	Assistant Secretary

cc:	John A. MacKinnon